UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of September 2016

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of 2Q2016 consolidated results
2.	2Q16 Consolidated Earnings Results

Item 1

Report of 2Q2016 consolidated results

Information reported in Ps billions(1) and under IFRS

(1) We refer to billions as thousands of millions.

Disclaimer

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer of securities in Colombia and in the United States, registered with Colombia’s National Registry of Shares and Issuers (Registro Nacional de Valores y Emisores) and the United States Securities and Exchange Commission (“SEC”). As such, it is subject to the control of the Superintendency of Finance and compliance with applicable U.S. securities regulation as a “foreign private issuer” under Rule 405 of the U.S. Securities Act of 1933. Grupo Aval is a not a financial institution and is not supervised or regulated as a financial institution in Colombia.

As an issuer of securities in Colombia, Grupo Aval is required to comply with periodic reporting requirements and corporate governance, however, it is not regulated as a financial institution or as a holding company of banking subsidiaries and, thus, is not required to comply with capital adequacy regulations applicable to banks and other financial institutions. All of our banking subsidiaries, Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Porvenir and Corficolombiana, are subject to inspection and surveillance as financial institutions by the Superintendency of Finance.

Although we are not a financial institution, until December 31, 2014 we prepared the unaudited consolidated financial information included in our quarterly reports in accordance with the regulations of the Superintendency of Finance for financial institutions and generally accepted accounting principles for banks to operate in Colombia, also known as Colombian Banking GAAP because we believe that presentation on that basis most appropriately reflected our activities as a holding company of a group of banks and other financial institutions.

However, in 2009 the Colombian Congress enacted Law 1314 establishing the implementation of IFRS in Colombia. As a result, since January 1, 2015 financial entities and Colombian issuers of publicly traded securities such as Grupo Aval must prepare financial statements in accordance with IFRS. IFRS as applicable under Colombian regulations differs in certain aspects from IFRS as currently issued by the IASB.

The unaudited consolidated financial information included in this document is presented in accordance with IFRS as currently issued by the IASB. Details of the calculations of non-GAAP measures such as ROAA and ROAE, among others, are explained when required in this report.

Because of our recent migration to IFRS and recent implementation of IFRS accounting principles, the unaudited consolidated financial information for the first and second quarter 2016, and the comparative information for the relevant unaudited consolidated periods of 2015 presented herein, may be subject to further amendments.

This report may include forward-looking statements, which actual results may vary from those stated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risks factors as evidenced in our Form 20-F available at the SEC webpage. Recipients of this document are responsible for the assessment and use of the information provided herein. Grupo Aval will not have any obligation to update the information herein and shall not be responsible for any decision taken by investors in connection with this document. The content of this document and the unaudited figures included herein are not intended to provide full disclosure on Grupo Aval or its affiliates.

When applicable, in this document we refer to billions as thousands of millions.

1

Report of 2Q2016 consolidated results Information reported in Ps billions and under IFRS

Bogotá August 31st, 2016. GRUPO AVAL ACCIONES Y VALORES S.A. (“Grupo Aval”) reports a consolidated attributable net income result of Ps 601.1 billion for 2Q16 versus a Ps 466.4 billion figure reported for 1Q16. ROAE for the quarter was 16.3% and ROAA for the quarter was 1.7%.

The following are the main highlights of our 2Q16 results under IFRS:

•	Attributable Net Income for the quarter was 601.1 billion pesos or 27 pesos per share, showing a 6% increase versus the comparable 2Q2015 result of 569.0 billion pesos or 26 pesos per share.

•	Total net loan portfolio grew by 13.3% in the last twelve months and by 1.6% in the quarter. In absence of exchange rate movements of the period, the net loan portfolio would have grown by 2.4% in the quarter.

•	Deposits grew by 11.8% in the last twelve months and by 0.1% in the quarter. In absence of exchange rate movements of the period, the deposits would have grown by 0.8% in the quarter.

•	The ratio of Deposits to Net Loans closed at 0.96x in June 30, 2016.

•	In line with a continued increase in the DTF rate following several increases in the Central Bank discount rate, average yield on loans has increased by 140 basis points in the last twelve months and 41 basis points between 1Q2016 and 2Q2016 closing at 11.3% for this quarter. Cost of funds, on the other hand, increased by 110 basis points in the last twelve months and 47 bps in the quarter closing at 4.5%. Therefore, the spread between average yield on loans and average cost of funds has expanded by 30 basis points in the last twelve months.

•	NIM on loans was 6.5% for the quarter showing a slight increase versus the NIM on loans twelve months back and in line with this ratio for 1Q2016. NIM on total investments was 0.8%, in line with this ratio during 2Q2015 and 50 basis points less than the 1.3% reported in 1Q2016. Total NIM was 5.6% in 2Q2016 showing a 30 basis points increase versus this same number during 1Q2015 and a slight decrease versus the Total NIM of 5.7% in 1Q2016.

•	Cost of risk for 2Q2016 was 2.1% before recoveries of provisions and 1.9% after recoveries of allowances for loan losses. These ratios were affected by significant non-recurrent provisions made during the quarter and by the decrease in the size of the loan portfolio, which was mainly caused by F/X effects. In absence of non-recurrent provisions, cost of risk before recoveries would have been 1.9% and 1.7% after recoveries of allowances for loan losses.

•	Our consolidated efficiency ratio, measured as cost to income, was 47.2% for the quarter, in line with our expected efficiency for this year, 100 basis points better than our efficiency for FY2015 and similar to our FY2014 efficiency. Despite a moderate growth in operating expenses during 2Q2016, the ratio shows a deterioration versus 1Q2016 driven mainly by a decrease in Net Interest Income.

•	As of June 30, 2016, all our banks will show Tier 1 capital ratios in excess of 9.35% and as high as 10.1%. Banco de Bogota is shown on an actual and pro-forma basis as this Tier 1 ratio will be materialized after the bank holds its shareholders’ meeting on September 13, 2016 in which it will capitalize substantial portion of its 1S 2016 earnings including a $2.2 trillion non-recurrent gain from the deconsolidation of Corficolombiana.

•	During 2Q2016, our return on average assets was 1.7%, and our return on average equity was 16.3%.

•	Since June 30th, 2016 Grupo Aval controls and directly consolidates Corficolombiana.

2

Report of 2Q2016 consolidated results Information reported in Ps billions and under IFRS

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under Full IFRS

Information in Ps. Billio

Consolidated Statement of Financial Position	2Q15	1Q16	2Q16	Δ
				2Q16 vs. 1Q16	2Q16 vs. 2Q15
Cash and cash equivalents	18,335.6	21,366.3	21,004.5	-1.7%	14.6%
Total financial assets held for trading through profit or losses	5,932.9	5,927.9	4,777.4	-19.4%	-19.5%
Total available for sale financial assets	20,172.1	20,368.4	20,257.6	-0.5%	0.4%
Investments held to maturity	2,414.0	2,288.4	2,265.6	-1.0%	-6.1%
Other financial assets at fair value through profit or losses	1,814.9	1,933.3	1,978.7	2.3%	9.0%
Total financial assets held for investment	30,333.8	30,517.9	29,279.2	-4.1%	-3.5%
Total loans and receivables, net	125,631.6	140,064.6	142,286.7	1.6%	13.3%
Tangible assets	5,926.1	6,572.0	6,729.9	2.4%	13.6%
Goodwill	6,191.1	6,825.9	6,696.6	-1.9%	8.2%
Concession arrangements rights	1,898.3	2,453.3	2,415.1	-1.6%	27.2%
Other assets	5,599.8	7,072.3	7,274.2	2.9%	29.9%
Total assets	193,916.3	214,872.2	215,686.2	0.4%	11.2%
Derivative instruments held for trading	860.4	1,164.0	910.0	-21.8%	5.8%
Deposits from clients at amortized cost	122,541.8	136,882.7	137,016.2	0.1%	11.8%
Interbank borrowings and overnight funds	9,221.1	9,268.8	8,702.2	-6.1%	-5.6%
Borrowings from banks and others	13,793.4	16,561.9	16,540.5	-0.1%	19.9%
Bonds	14,917.8	15,836.9	17,240.2	8.9%	15.6%
Borrowings from development entities	2,172.0	2,623.4	2,739.4	4.4%	26.1%
Other liabilities	8,196.7	9,649.4	8,756.4	-9.3%	6.8%
Total liabilities	171,703.1	191,987.1	191,904.8	0.0%	11.8%
Equity attributable to owners of the parent company	14,118.6	14,380.1	15,083.7	4.9%	6.8%
Non-controlling interests	8,094.6	8,505.0	8,697.7	2.3%	7.5%
Total equity	22,213.2	22,885.1	23,781.4	3.9%	7.1%
Total liabilities and equity	193,916.3	214,872.2	215,686.2	0.4%	11.2%

Consolidated Statement of income	2Q15	1Q16	2Q16	Δ
Interest income	3,363.2	4,165.3	4,254.9	2.2%	26.5%
Interest expense	1,370.7	1,848.1	2,056.7	11.3%	50.0%
Net interest income	1,992.4	2,317.2	2,198.3	-5.1%	10.3%
Impairment loss on loans and accounts receivable	542.7	718.5	728.1	1.3%	34.2%
Impairment loss on other financial assets	5.1	1.2	77.1	N.A.	N.A.
Recovery of charged-off assets	(53.3)	(49.7)	(61.0)	22.8%	14.5%
Impairment loss on financial assets, net	494.5	670.1	744.2	11.1%	50.5%
Net income from commissions and fees	866.8	1,050.3	1,043.0	-0.7%	20.3%
Net trading income	163.8	132.8	201.0	51.4%	22.7%
Net income from financial instruments designated at fair value	38.3	41.7	45.3	8.6%	18.4%
Total other income (expense)	528.6	752.7	698.1	-7.3%	32.1%
Total other expenses	1,734.0	2,255.1	2,057.9	-8.7%	18.7%
Income before income tax expense	1,361.4	1,369.5	1,383.6	1.0%	1.6%
Income tax expense	420.2	573.9	469.3	-18.2%	11.7%
Income from continued operations	941.1	795.6	914.2	14.9%	-2.9%
Income from discontinued operations	-	-	-	N.A	N.A
Net income before non-controlling interest	941.1	795.6	914.2	14.9%	-2.9%
Non-controlling interest	372.2	329.2	313.1	-4.9%	-15.9%
Net income attributable to the owners of the parent company	569.0	466.4	601.1	28.9%	5.6%

Key ratios	2Q15	1Q16	2Q16	2015	2016
Net Interest Margin(1)	5.4%	5.6%	5.3%	5.4%	5.4%
Net Interest Margin (including net trading income)(1)	5.3%	5.7%	5.6%	5.4%	5.6%
Efficiency ratio(2)	46.2%	44.1%	47.2%	45.8%	45.6%
ROAA(3)	2.0%	1.5%	1.7%	1.7%	1.6%
ROAE(4)	16.6%	12.9%	16.3%	13.2%	14.5%

30 days PDL / Total loans and leases (5)	2.6%	2.7%	2.8%	2.6%	2.8%
Provision expense / Average loans and leases (6)	1.8%	2.0%	2.1%	1.7%	2.0%
Allowance / 30 days PDL (5)	1.1	1.0	1.0	1.1	1.0
Allowance / Total loans and leases	2.7%	2.7%	2.7%	2.7%	2.7%
Charge-offs / Average loans and leases (6)	1.0%	1.6%	1.9%	1.2%	1.8%

Total loans and leases, net / Total assets	64.8%	65.2%	66.0%	64.8%	66.0%
Deposits / Total loans and leases, net	97.5%	97.7%	96.3%	97.5%	96.3%
Equity / Assets	11.5%	10.7%	11.0%	11.5%	11.0%
Tangible equity ratio (7)	8.3%	7.4%	7.9%	8.3%	7.9%

Shares outstanding (EoP)	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159
Shares outstanding (Average)	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159
Common share price (EoP)	1,270.0	1,150.0	1,160.0	1,270.0	1,160.0
Preferred share price (EoP)	1,275.0	1,170.0	1,180.0	1,275.0	1,180.0
BV/ EoP shares in Ps.	633.7	645.4	677.0	633.7	677.0
EPS	25.5	20.9	27.0	40.5	47.9

P/E (8)	12.5	14.0	10.9	15.7	12.3
P/BV (8)	2.0	1.8	1.7	2.0	1.7

(1) NIM is calculated as Net Interest Income divided by the average of Interest Earning Assets; (2) Efficiency Ratio is calculated as personnel plus administrative and other expenses divided by net interest income plus net trading income, other income and fees and other services income, net (excluding others); (3) ROAA is calculated as Income before Minority Interest divided by the average of total assets for each quarter; (4) ROAE is calculated as Net Income attributable to Grupo Aval’s shareholders divided by the average of shareholders´ attributable equity for each quarter; (5) Total loans excluding interbank and overnight funds and 30 days past due calculated on a capital basis do not include interest accounts receivables; (6) Refers to average gross loans for the period; (7) Tangible Equity Ratio is calculated as Total Equity minus Intangibles (excluding those related to concessions) divided by Total Assets minus Intangibles (excluding those related to concessions); (8) Based on Preferred share prices.

3

Report of 2Q2016 consolidated results Information reported in Ps billions and under IFRS

Statement of Financial Position Analysis

1. Assets

Total assets as of June 30th, 2016 totaled Ps 215,686.2 billion showing an increase of 11.2% versus June 30th, 2015, and 0.4% versus March 31st 2016. Growth in assets was mainly driven by a 13.3% year over year growth in total loans and receivables, net to Ps 142,286.7 billion. When excluding FX, asset growth would have been 7.8% versus June 30th, 2015 and 1.2% versus March 31st, 2016 and for the total loans and receivables, net growth would have been 9.8% and 2.4%, respectively.

1.1 Loans and receivables, net

Total loans and leases operations and receivables portfolio increased by 13.2% between June 30th, 2016 and June 30th, 2015 to Ps 146,127.5 billion (9.9% excluding FX) driven by (i) a 9.7% increase in Commercial loans and leases to Ps 85,805.4 billion (7.5% excluding FX), (ii) a 17.1% increase in Consumer loans and leases to Ps 43,224.0 billion (12.8% excluding FX), (iii) a 23.2% increase in Mortgages and housing leases to Ps 13,556.3 billion (14.4% excluding FX) and (iv) a 3.0% increase in Microcredit loans and leases to Ps 394.2 billion (3.0% excluding FX).

Total loans and receivables, net	2Q15	1Q16	2Q16	Δ
				2Q16 vs. 1Q16	2Q16 vs. 2Q15
Loans and receivables
Commercial loans and leases	78,186.2	85,032.0	85,805.4	0.9%	9.7%
Consumer loans and leases	36,898.9	42,214.7	43,224.0	2.4%	17.1%
Mortgages and housing leases	11,007.0	13,338.5	13,556.3	1.6%	23.2%
Microcredit loans and leases	382.9	394.5	394.2	-0.1%	3.0%
Loans and receivables	126,475.0	140,979.7	142,980.0	1.4%	13.1%
Interbank & overnight funds	2,570.1	2,899.6	3,147.5	8.6%	22.5%
Total loans and leases operations and receivables portfolio	129,045.1	143,879.2	146,127.5	1.6%	13.2%
Allowance for impairment of loans and receivables	(3,413.6)	(3,814.7)	(3,840.8)	0.7%	12.5%
Allowance for impairment of commercial loans	(1,730.8)	(1,877.5)	(1,851.8)	-1.4%	7.0%
Allowance for impairment of consumer loans	(1,535.9)	(1,763.4)	(1,808.4)	2.6%	17.7%
Allowance for impairment of mortgages	(98.3)	(120.7)	(125.5)	4.0%	27.6%
Allowance for impairment of microcredit loans	(48.5)	(53.0)	(55.1)	3.9%	13.6%
Total loans and receivables, net	125,631.6	140,064.6	142,286.7	1.6%	13.3%

4

Report of 2Q2016 consolidated results Information reported in Ps billions and under IFRS

The following table shows the loan composition per entity. Banco de Bogotá decreased its share to 64.2% and Banco Popular increased its share to 10.8%.

Gross loans / Bank ($)	2Q15	1Q16	2Q16	Δ
				2Q16 vs. 1Q16	2Q16 vs. 2Q15
Banco de Bogotá	81,460.3	92,635.0	93,778.0	1.2%	15.1%
Domestic (1)	49,256.1	51,921.0	53,380.4	2.8%	8.4%
Central America	32,204.2	40,714.0	40,397.6	-0.8%	25.4%
Banco de Occidente	23,976.9	26,395.5	26,779.8	1.5%	11.7%
Banco Popular	13,777.6	15,087.7	15,814.8	4.8%	14.8%
Banco AV Villas	8,128.9	8,880.0	9,019.4	1.6%	11.0%
Corficolombiana (1)	2,124.6	1,749.6	1,711.5	-2.2%	-19.4%
Eliminations	(423.2)	(868.5)	(976.0)	12.4%	130.6%
Total Grupo Aval	129,045.1	143,879.2	146,127.5	1.6%	13.2%

Gross loans / Bank (%)	2Q15	1Q16	2Q16

Banco de Bogotá	63.1%	64.4%	64.2%
Domestic	38.2%	36.1%	36.5%
Central America	25.0%	28.3%	27.6%
Banco de Occidente	18.6%	18.3%	18.3%
Banco Popular	10.7%	10.5%	10.8%
Banco AV Villas	6.3%	6.2%	6.2%
Corficolombiana	1.6%	1.2%	1.2%
Eliminations	-0.3%	-0.6%	-0.7%
Total Grupo Aval	100%	100%	100%

As detailed below, of the total of Grupo Aval’s loans, 72.4% are domestic and 27.6% are foreign (reflecting the Central American operations). Total foreign loans grew 25.4% during the past 12 months and decreased by 0.8% in the quarter. The decrease in our Central American operations versus 1Q16 is largely attributable to the effect of the Colombian Peso’s appreciation. Excluding FX yearly and quarterly growth for our Central American operations would have been 11.7% and 2.0%, respectively.

Gross loans	2Q15	1Q16	2Q16	Δ
				2Q16 vs. 1Q16	2Q16 vs. 2Q15
Domestic
Commercial loans and leases	64,947.7	68,607.5	69,498.6	1.3%	7.0%
Consumer loans and leases	25,436.4	27,626.1	28,668.2	3.8%	12.7%
Mortgages and housing leases	4,133.8	4,996.3	5,234.7	4.8%	26.6%
Microcredit loans and leases	382.9	394.5	394.2	-0.1%	3.0%
Interbank & overnight funds	1,940.1	1,540.8	1,934.1	25.5%	-0.3%
Total domestic loans	96,840.9	103,165.2	105,729.9	2.5%	9.2%
Foreign
Commercial loans and leases	13,238.4	16,424.5	16,306.8	-0.7%	23.2%
Consumer loans and leases	11,462.5	14,588.6	14,555.8	-0.2%	27.0%
Mortgages and housing leases	6,873.2	8,342.1	8,321.6	-0.2%	21.1%
Microcredit loans and leases	-	-	-	-	-
Interbank & overnight funds	630.0	1,358.8	1,213.4	-10.7%	92.6%
Total foreign loans	32,204.2	40,714.0	40,397.6	-0.8%	25.4%
Total loans and leases operations and receivables portfolio	129,045.1	143,879.2	146,127.5	1.6%	13.2%

(1) Pro-forma figures for 2Q15 and 1Q16 for comparability to reflect the deconsolidation of Corficolombiana at Banco de Bogotá.

5

Report of 2Q2016 consolidated results Information reported in Ps billions and under IFRS

The ratio of 30 days PDL to total loans closed 2Q16 in 2.8% compared to the 2.7% in 1Q16. The ratio of NPL to total loans was 1.7% for 2Q16 and 1.8% for 1Q16. Finally, the ratio of CDE Loans to total loans was 4.0% in 2Q16, the same as in 1Q16.

Grupo Aval’s coverage of its non-performing loans and leases was 1.6x for 2Q16, 1.5x for 1Q16. Allowance to CDE Loans was 0.7x and allowance to 30 days PDL was 1.0x both for 2Q16 and 1Q16. Impairment loss, net of recoveries of charged off assets to average total loans was 1.9% in 2Q16, the same achieved in 1Q16. Charge-offs to average total loans was 1.9% in 2Q16, 1.6% in 1Q16 and 1.0% in 2Q15.

Total loans and leases operations and receivables portfolio	2Q15	1Q16	2Q16	Δ
				2Q16 vs. 1Q16	2Q16 vs. 2Q15
''A'' normal risk	118,037.4	131,716.4	133,225.6	1.1%	12.9%
''B'' acceptable risk	3,357.9	3,571.6	4,053.0	13.5%	20.7%
''C'' appreciable risk	2,775.4	2,827.5	2,788.2	-1.4%	0.5%
''D'' significant risk	1,398.0	1,840.4	1,918.7	4.3%	37.2%
''E'' unrecoverable	906.3	1,023.8	994.5	-2.9%	9.7%
Loans and receivables	126,475.0	140,979.7	142,980.0	1.4%	13.1%
Interbank and overnight funds	2,570.1	2,899.6	3,147.5	8.6%	22.5%
Total loans & leases operations and receivables portfolio	129,045.1	143,879.2	146,127.5	1.6%	13.2%

CDE Loans	5,079.7	5,691.7	5,701.4
30 Days Past Due Loans	3,217.9	3,792.5	3,910.0
90 Days Past Due Loans	1,882.1	2,175.4	2,112.4
Non perfoming loans(1)	2,171.2	2,508.9	2,461.1

CDE loans / Total loans (*)	4.0%	4.0%	4.0%
30 Days PDL / Total loans (*)	2.6%	2.7%	2.8%
90 Days PDL / Total loans (*)	1.5%	1.6%	1.5%
NPL / Total loans (*)	1.7%	1.8%	1.7%

Allowance for impairment / CDE loans	0.7	0.7	0.7
Allowance for impairment / 30 Days PDL	1.1	1.0	1.0
Allowance for impairment / 90 Days PDL	1.8	1.8	1.8
Allowance for impairment / NPL	1.6	1.5	1.6
Allowance for impairment / Total loans (*)	2.7%	2.7%	2.7%

Impairment loss / CDE loans	0.4	0.5	0.5
Impairment loss / 30 Days PDL	0.7	0.8	0.7
Impairment loss / 90 Days PDL	1.2	1.3	1.4
Impairment loss / Average total loans (*)	1.8%	2.0%	2.1%
Impairment loss, net of recoveries of charged-off assets / Average total loans (*)	1.6%	1.9%	1.9%

Charge-offs / Average total loans (*)	1.0%	1.6%	1.9%

(1) NPL defined as microcredit loans more than 30 days past due, consumer more than 60 days past due, mortgage loans more than 120 days past due and commercial loans more than 90 days past due.

(*) Total loans excluding interbank and overnight funds. 30 days past due, 90 days past due and NPL's are calculated on a capital basis and do not include interest accounts receivables.

6

Report of 2Q2016 consolidated results Information reported in Ps billions and under IFRS

1.2 Financial assets held for investment

Total financial assets held for investment decreased 3.5% to Ps 29,279.2 billion between June 30th, 2016 and June 30th, 2015 and by 4.1% versus March 31st, 2016. Ps 23,982.1 billion of our total gross portfolio is invested in debt securities, which decreased by 6.4% between June 30th, 2016 and June 30th, 2015 and by 3.1% since March 31st, 2016. Ps 2,305.7 billion of total gross investment securities is invested in equity securities, which increased by 3.8% between June 30th, 2016 and June 30th, 2015 and decreased 9.5% since March 31st, 2016.

The average yield on our fixed income investment securities (held for trading through profit or losses, available for sale, held to maturity and Interbank & Overnight funds) was 5.6% in 2Q16, 5.7% in 1Q16 and 4.4% in 2Q15.

Financial assets held for investment	2Q15	1Q16	2Q16	Δ
				2Q16 vs. 1Q16	2Q16 vs. 2Q15
Debt securities	3,945.7	3,016.5	2,189.2	-27.4%	-44.5%
Equity securities	1,321.2	1,613.7	1,575.5	-2.4%	19.2%
Derivative instruments	665.9	1,297.7	1,012.7	-22.0%	52.1%
Total financial assets held for trading through profit or losses	5,932.9	5,927.9	4,777.4	-19.4%	-19.5%
Debt securities	19,273.0	19,434.4	19,527.4	0.5%	1.3%
Equity securities	899.1	934.0	730.2	-21.8%	-18.8%
Total available for sale financial assets	20,172.1	20,368.4	20,257.6	-0.5%	0.4%
Investments held to maturity	2,414.0	2,288.4	2,265.6	-1.0%	-6.1%
Other financial assets at fair value through profit or losses	1,815.1	1,933.3	1,978.7	2.3%	9.0%
Total financial assets held for investment	30,333.8	30,517.9	29,279.2	-4.1%	-3.5%

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Report of 2Q2016 consolidated results Information reported in Ps billions and under IFRS

1.3 Cash and Cash Equivalents

As of June 30th, 2016 cash and balances at central bank had a balance of Ps 21,004.5 billion showing an increase of 14.6% versus June 30th, 2015 and a decrease of 1.7% versus March 31st, 2016 (8.7% increase and 0.6% decrease excluding FX).

1.4 Goodwill and Other Intangibles

Goodwill and other intangibles as of June 30th, 2016 reached Ps 9,799.9 billion, increasing by 14.7% versus June 30th, 2015 and decreasing by 1.2% versus March 31st, 2016.

Goodwill as of June 30th, 2016 was Ps 6,696.6 billion, increasing by 8.2% versus June 30th, 2015 and decreasing by 1.9% versus March 31st, 2016. The decrease in the quarter was driven by the appreciation of the currency.

Other intangibles reflect the value of road concessions and other financial assets, mainly recorded at Corficolombiana.

2. Liabilities

As of March 31st, 2016 funding represented 95.0% of total liabilities and other liabilities represented 5.0%, slightly increasing from the 94.4% for 1Q16 and the 94.7% of 2Q15.

2.1 Funding

Total Funding which includes (i) Deposits, (ii) Interbank borrowings and overnight funds, (iii) Borrowings from banks and others, (iv) Bonds, and (v) Borrowing from development entities had a balance of Ps 182,238.4 billion as of June 30th, 2016 showing an increase of 12.0% versus June 30th, 2015 and 0.6% versus March 31st, 2016 (8.6% and 1.4% increases excluding FX). Total deposits represented 75.2% of total funding as of the end 2Q16, 75.6% for 1Q16 and 75.3% for 2Q15.

Average cost of funds was 4.5% in 2Q16, 4.1% in 1Q16 and 3.4% in 2Q15.

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Report of 2Q2016 consolidated results Information reported in Ps billions and under IFRS

Deposits from clients at amortized cost	2Q15	1Q16	2Q16	Δ
				2Q16 vs. 1Q16	2Q16 vs. 2Q15
Checking accounts	28,262.1	32,795.3	30,056.9	-8.4%	6.4%
Time deposits	47,181.8	53,545.9	55,425.5	3.5%	17.5%
Savings deposits	46,786.9	50,169.7	51,114.9	1.9%	9.3%
Other deposits	310.9	371.8	418.8	12.7%	34.7%
Deposits from clients at amortized cost	122,541.8	136,882.7	137,016.2	0.1%	11.8%

Of our total deposits as of June 30th, 2016 checking accounts represented 21.9%, time deposits 40.5%, savings accounts 37.3%, and other deposits 0.3%.

The following table shows the deposits composition by bank:

Deposits / Bank ($)	2Q15	1Q16	2Q16	Δ
				2Q16 vs. 1Q16	2Q16 vs. 2Q15
Banco de Bogotá	79,123.0	89,132.8	87,407.5	-1.9%	10.5%
Domestic (1)	48,612.0	51,823.4	50,907.8	-1.8%	4.7%
Central America	30,511.0	37,309.4	36,499.6	-2.2%	19.6%
Banco de Occidente	22,583.6	24,151.3	24,824.4	2.8%	9.9%
Banco Popular	12,082.0	12,719.8	13,928.8	9.5%	15.3%
Banco AV Villas	8,339.6	8,891.2	9,225.2	3.8%	10.6%
Corficolombiana (1)	3,234.8	4,307.7	3,962.0	-8.0%	22.5%
Eliminations	(2,821.3)	(2,320.1)	(2,331.6)	0.5%	-17.4%
Total Grupo Aval	122,541.8	136,882.7	137,016.2	0.1%	11.8%

Deposits / Bank (%)	2Q15	1Q16	2Q16
Banco de Bogotá	64.6%	65.1%	63.8%
Local	39.7%	37.9%	37.2%
Central America	24.9%	27.3%	26.6%
Banco de Occidente	18.4%	17.6%	18.1%
Banco Popular	9.9%	9.3%	10.2%
Banco AV Villas	6.8%	6.5%	6.7%
Corficolombiana	2.6%	3.1%	2.9%
Eliminations	-2.3%	-1.7%	-1.7%
Total Grupo Aval	100.0%	100.0%	100.0%

(1) Pro-forma figures for 2Q15 and 1Q16 for comparability to reflect the deconsolidation of Corficolombiana at Banco de Bogotá.

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Report of 2Q2016 consolidated results Information reported in Ps billions and under IFRS

2.1.2 Borrowings from Banks and Other (includes borrowings from development entities)

As of June 30th, 2016 borrowings from banks and other totaled Ps 19,279.9 billion, showing a increase of 20.8% versus June 30th, 2015 and an increase of 0.5% versus March 31st, 2016. Excluding FX, borrowings from banks and other grew 12.2% versus 2Q15 and 2.1% versus 1Q16.

2.1.3 Bonds

Total bonds as of June 30th, 2016 totaled Ps 17,240.2 billion showing an increase of 15.6% versus June 30th, 2015 and 8.9% versus March 31st, 2016. Excluding FX, bonds grew 14.6% versus 2Q15 and 9.1% versus 1Q16.

3. Minority Interest

Minority Interest in Grupo Aval reflects: (i) the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas and Corficolombiana), and (ii) the minority stakes that third party shareholders hold in the consolidated subsidiaries at the bank level (mainly Porvenir). As of June 30th, 2016 minority interest was Ps 8,697.7 billion which increased by 7.5% versus June 30th, 2015. Total minority Interest slightly increased from 36.4% of total equity on June 30th, 2015 to 36.6% for June 30th, 2016. Total minority interest derives from the sum of the combined minority interests of our banks and of Grupo Aval, applying eliminations associated with the consolidation process of Grupo Aval.

Direct & indirect ownership of main subsidiaries	2Q15	1Q16	2Q16	Δ
				2Q16 vs. 1Q16	2Q16 vs. 2Q15
Banco de Bogotá	68.7%	68.7%	68.7%	-	5
Banco de Occidente	72.2%	72.3%	72.3%	-	3
Banco Popular	93.7%	93.7%	93.7%	-	1
Banco AV Villas	79.9%	79.9%	79.9%	-	0
BAC Credomatic (1)	68.7%	68.7%	68.7%	-	5
Porvenir (2)	75.7%	75.7%	75.7%	(0)	3
Corficolombiana (3)	44.4%	44.5%	44.5%	-	12
Grupo Aval Limited	100.0%	100.0%	100.0%	-	-
Grupo Aval International Ltd.	100.0%	100.0%	100.0%	-	-

(1) BAC Credomatic is fully owned by Banco de Bogotá, as such, the increase in Grupo Aval's total ownership is explained by the rise in our ownership in Banco de Bogotá; (2) Grupo Aval indirectly owns a 100% of Porvenir as follows: 20.0% in Grupo Aval, 46.9% in Banco de Bogotá and 33.1% in Banco de Occidente. Porvenir's results consolidate into Banco de Bogotá; (3) Grupo Aval increased its direct ownership in Corficolombiana mainly due to stock dividend distributions and acquisitions through open market transactions.

4. Attributable Shareholders’ Equity

Attributable shareholders’ equity as of June 30th, 2016 was Ps 15,083.7 billion, showing an increase of 6.8% versus June 30th, 2015 and 4.9% versus March 31st, 2016.

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Report of 2Q2016 consolidated results Information reported in Ps billions and under IFRS

Income Statement Analysis

Our net income attributable to shareholders for 2Q16 of Ps 601.1 billion shows an increase of 5.6% versus 2Q15 and 28.9% versus 1Q16.

Consolidated Statement of income	2Q15	1Q16	2Q16	Δ
				2Q16 vs. 1Q16	2Q16 vs. 2Q15
Interest income	3,363.2	4,165.3	4,254.9	2.2%	26.5%
Interest expense	1,370.7	1,848.1	2,056.7	11.3%	50.0%
Net interest income	1,992.4	2,317.2	2,198.3	-5.1%	10.3%
Impairment loss on loans and accounts receivable	542.7	718.5	728.1	1.3%	34.2%
Impairment loss on other financial assets	5.1	1.2	77.1	N.A.	N.A.
Recovery of charged-off assets	(53.3)	(49.7)	(61.0)	22.8%	14.5%
Impairment loss on financial assets, net	494.5	670.1	744.2	11.1%	50.5%
Net income from commissions and fees	866.8	1,050.3	1,043.0	-0.7%	20.3%
Net trading income	163.8	132.8	201.0	51.4%	22.7%
Net income from financial instruments designated at fair value	38.3	41.7	45.3	8.6%	18.4%
Total other income (expense)	528.6	752.7	698.1	-7.3%	32.1%
Total other expenses	1,734.0	2,255.1	2,057.9	-8.7%	18.7%
Income before income tax expense	1,361.4	1,369.5	1,383.6	1.0%	1.6%
Income tax expense	420.2	573.9	469.3	-18.2%	11.7%
Income from continued operations	941.1	795.6	914.2	14.9%	-2.9%
Income from discontinued operations	-	-	-	N.A	N.A
Net income before non-controlling interest	941.1	795.6	914.2	14.9%	-2.9%
Non-controlling interest	372.2	329.2	313.1	-4.9%	-15.9%
Net income attributable to the owners of the parent company	569.0	466.4	601.1	28.9%	5.6%

1. Net Interest Income

Net interest income	2Q15	1Q16	2Q16	Δ
				2Q16 vs. 1Q16	2Q16 vs. 2Q15
Interest income
Commercial	1,399.2	1,787.9	1,975.5	10.5%	41.2%
Interbank and overnight funds	50.1	46.1	25.8	-44.1%	-48.5%
Consumer	1,432.7	1,758.0	1,740.0	-1.0%	21.5%
Mortgages and housing leases	209.9	281.5	278.6	-1.0%	32.7%
Microcredit	26.1	29.0	28.8	-0.6%	10.3%
Loan portfolio interest	3,118.0	3,902.6	4,048.7	3.7%	29.9%
Interests on investments in debt securities	245.2	262.7	206.2	-21.5%	-15.9%
Total interest income	3,363.2	4,165.3	4,254.9	2.2%	26.5%
Interest expense
Checking accounts	43.1	66.7	69.1	3.6%	60.4%
Time deposits	534.1	721.2	827.6	14.8%	54.9%
Savings deposits	339.1	457.1	523.5	14.5%	54.4%
Total interest expenses on deposits	916.3	1,245.0	1,420.3	14.1%	55.0%
Borrowings	424.7	554.8	580.5	4.6%	36.7%
Interbank borrowings and overnight funds	76.6	149.1	167.6	12.4%	118.8%
Borrowings from banks and others	92.4	122.5	133.2	8.8%	44.2%
Bonds	255.7	283.3	279.6	-1.3%	9.3%
Borrowings from development entities	29.6	48.2	55.9	16.0%	88.8%
Total interest expense	1,370.7	1,848.1	2,056.7	11.3%	50.0%
Net interest income	1,992.4	2,317.2	2,198.3	-5.1%	10.3%

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Report of 2Q2016 consolidated results Information reported in Ps billions and under IFRS

Our net interest income increased by 10.3% to Ps 2,198.3 for 2Q16 versus 2Q15 and decreased by 5.1% versus 1Q16. The main reason for the decrease versus 1Q16 was a 21.5% decrease in interests on investments on debt securities, as well as a 14.1% increase in the cost of deposits.

Our Net Interest Margin(1) was 5.6% for 2Q16, 5.7% 1Q16, and 5.3% in 2Q2015. Net Interest Margin on Loans was 6.5% for 2Q16, stable as compared to the 6.5% achieved in 1Q16 and an increase from the 6.4% achieved in 2Q15. On the other hand, our Net Fixed Income Investments Margin was 0.8% in 2Q16 versus 1.3% in 1Q16 and 0.9% in 2Q15.

2. Impairment loss on financial assets, net

Our impairment loss on financial assets, net increased by 50.5% to Ps 744.2 billion for 2Q16 versus 2Q15 and by 11.1% versus 1Q16.

Impairment loss on financial assets, net	2Q15	1Q16	2Q16	Δ
				2Q16 vs. 1Q16	2Q16 vs. 2Q15
Impairment loss on loans and accounts receivable	542.7	718.5	728.1	1.3%	34.2%
Recovery of charged-off assets	(53.3)	(49.7)	(61.0)	22.8%	14.5%
Impairment loss on other financial assets	5.1	1.2	77.1	N.A.	N.A.
Impairment loss on financial assets, net	494.5	670.1	744.2	11.1%	50.5%

Our annualized cost of risk was 2.1% for 2Q16, 2.0% for 1Q16 and 1.8% for 2Q15. Net of recoveries of charged-off assets our ratio was 1.9% for 2Q16 and 1Q16, and 1.6% for 2Q15.

(1) Grupo Aval’s NIM without income from investment securities held for trading through profit or loss was 5.3% for 2Q16, 5.6% for 1Q16 and 5.4% for 2Q15.

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Report of 2Q2016 consolidated results Information reported in Ps billions and under IFRS

3. Net income from commissions and fees

Net income from commissions and fees increased by 20.3% to Ps 1,043.0 for 2Q16 versus 2Q16 and decreased by 0.7% in the quarter. Income from commissions and fees increased by 18.1% to Ps 1,191.5 billion in 2Q16 versus 2Q15 and decreased by 0.3% in the quarter.

Total non-interest income	2Q15	1Q16	2Q16	Δ
				2Q16 vs. 1Q16	2Q16 vs. 2Q15
Income from commissions and fees
Banking fees(1)	713.6	905.7	897.1	-0.9%	25.7%
Trust activities	59.6	34.5	40.5	17.6%	-32.0%
Pension and severance fund management	194.4	213.5	206.4	-3.3%	6.2%
Bonded warehouse services	41.1	41.9	47.5	13.4%	15.5%
Total income from commissions and fees	1,008.7	1,195.6	1,191.5	-0.3%	18.1%
Expenses for commissions and fees	141.9	145.3	148.5	2.2%	4.6%
Net income from commissions and fees	866.8	1,050.3	1,043.0	-0.7%	20.3%

Net trading income	163.8	132.8	201.0	51.4%	22.7%
Net income from financial instruments designated at fair value	38.3	41.7	45.3	8.6%	18.4%

Other income (expense)
Foreign exchange gains (losses), net	32.1	200.9	196.2	-2.3%	N.A.
Net gain on sale of investments	22.3	147.8	38.8	-73.7%	74.4%
Gain on the sale of non-current assets held for sale	14.1	2.5	17.0	N.A.	20.0%
Income from non-consolidated investments(2)	102.1	86.2	81.6	-5.4%	-20.1%
Income from non-financial sector, net	190.1	212.9	213.0	0.0%	12.0%
Other operating income	167.9	102.3	151.5	48.1%	-9.8%
Total other income (expense)	528.6	752.7	698.1	-7.3%	32.1%

Total non-interest income	1,597.5	1,977.5	1,987.4	0.5%	24.4%

(1)Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2)Includes equity method and dividends

4. Other income (expense)

Total other income (expense) for 2Q16 totaled Ps 698.1 billion increased by 32.1% versus 2Q15 and decreasing 7.3% versus 1Q16. Our efficiency ratio measured as operating expenses before depreciation and amortization to total income, was 47.2% in a cost to income basis in 2Q16 slightly increasing from the 44.1% achieved in 1Q16 and from 46.2% in 2Q15. The ratio of annualized operating expenses before depreciation and amortization as a percentage of average total assets also increased slightly to 3.5% in 2Q16 from 3.4% in 1Q16 and the 3.3% in 2Q15.

5. Minority Interest

Minority Interest in Grupo Aval reflects: (i) the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas and Corficolombiana), and (ii) the minority stakes that third party shareholders hold in the consolidated subsidiaries (mainly Porvenir). For 2Q16, minority interest in the income statement was Ps 313.1 billion, showing an decrease of 15.9% versus 1Q16 and 4.9% versus 1Q16. The ratio of Minority Interest to income before Minority Interest was 34.3% in 2Q16, 41.4% in 1Q16 and 39.5% in 2Q15.

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Report of 2Q2016 consolidated results Information reported in Ps billions and under IFRS

Information related to Grupo Aval Acciones y Valores S.A. (Holding Company) and Grupo Aval Limited

The holding company recorded a total gross indebtedness of Ps 1,225.9 billion (Ps 702,1 billion of bank debt and Ps 523,9 billion of bonds denominated in Colombian pesos) as of June 30, 2016. It also guarantees irrevocably and unconditionally Grupo Aval Limited’s (144A / Reg S) 2017 (USD 600 million) and 2022 (USD 1,000 million) bonds under their respective indentures. As of June 30, 2016 the total amount outstanding of such bonds was USD 1.6 billion, or Ps 4,744.7 billion when translated into pesos.

The debt at Grupo Aval Limited is serviced with interest income on loans to subsidiaries and cash & cash equivalents. Grupo Aval Limited and has not required, to this date, cash from Grupo Aval Acciones y Valores S.A. to fulfill its obligations. The main sources of cash to pay the debt and debt service at Grupo Aval Acciones y Valores S.A. has been the dividend income from its subsidiaries and the returns on its cash & cash equivalents.

When combined, Grupo Aval Acciones y Valores S.A. and Grupo Aval Ltd. had Ps 2,010.1 billion of total liquid assets and a total gross indebtedness of Ps 5,953.6 billion (Ps 5,866.5 billion when excluding accrued interests payable) and a net indebtedness of Ps 3,943.5 billion as of June 30, 2016:

As of June 30th, 2016 our combined double leverage (calculated as investments in subsidiaries at book value, subordinated loans to subsidiaries and goodwill as a percentage of shareholders' equity) was 1.2x as of the same date. Finally, we present an evolution of our key ratios on a combined basis:

Debt service coverage and leverage ratios	2Q15	3Q15	4Q15	1Q16	2Q16	Δ
						2Q16 vs. 1Q16	2Q16 vs. 2Q15
Double leverage (1)	1.1x	1.1x	1.2x	1.2x	1.2x	0.0	0.1
Net debt / Core earnings (2)(3)	4.4x	3.2x	4.1x	4.1x	3.9x	-0.3	-0.5
Net debt / Cash dividends (2)(3)	2.8x	3.4x	4.9x	4.8x	4.8x	0.0	1.9
Core Earnings / Interest Expense (2)	4.5x	3.8x	4.0x	3.5x	3.7x	0.2	-0.8

Recent changes in our ratios show the impact of the USD 500 million subordinated loan granted by Grupo Aval Limited to Banco de Bogotá at the end 4Q15 and the effect of FX movements between periods.

(1) Double leverage is calculated as investments in subsidiaries at book value (excluding revaluations), subordinated loans to subsidiaries and goodwill as a percentage of shareholders' equity; (2) Core earnings are defined as annualized recurring cash flow from dividends and investments. Banco AV Villas pays declared dividends in one installment per semester in the second and fourth quarters; (3) Net debt is calculated as total gross debt minus cash and cash equivalents and fixed income investments.

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Report of 2Q2016 consolidated results Information reported in Ps billions and under IFRS

ABOUT GRUPO AVAL

Grupo Aval is Colombia’s largest banking group, and through our BAC Credomatic operations it is also the largest and the most profitable banking group in Central America. Grupo Aval currently operates through four commercial banks in Colombia (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas). It manages pension and severance funds through the largest pension and severance fund manager in Colombia (Porvenir) and owns the largest merchant bank in Colombia (Corficolombiana), each of which Aval controls and consolidates into its results.

Investor Relations Contacts

Tatiana Uribe Benninghoff

Vice President of Financial Planning and Investor Relations

Tel: +571 241 9700 x3600

E-mail: turibe@grupoaval.com

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Report of 2Q2016 consolidated results Information reported in Ps billions and under IFRS

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under Full IFRS

Financial Statements Under Full IFRS

Information in Ps. Billions

Consolidated Statement of Financial Position	2Q15	1Q16	2Q16	Δ
				2Q16 vs. 1Q16	2Q16 vs. 2Q15

Cash and cash equivalents	18,335.6	21,366.3	21,004.5	-1.7%	14.6%

Financial assets held for investment
Debt securities	3,945.7	3,016.5	2,189.2	-27.4%	-44.5%
Equity securities	1,321.2	1,613.7	1,575.5	-2.4%	19.2%
Derivative instruments	665.9	1,297.7	1,012.7	-22.0%	52.1%
Total financial assets held for trading through profit or losses	5,932.9	5,927.9	4,777.4	-19.4%	-19.5%
Debt securities	19,273.0	19,434.4	19,527.4	0.5%	1.3%
Equity securities	899.1	934.0	730.2	-21.8%	-18.8%
Total available for sale financial assets	20,172.1	20,368.4	20,257.6	-0.5%	0.4%
Investments held to maturity	2,414.0	2,288.4	2,265.6	-1.0%	-6.1%
Other financial assets at fair value through profit or losses	1,815.1	1,933.3	1,978.7	2.3%	9.0%
Total financial assets held for investment	30,333.8	30,517.9	29,279.2	-4.1%	-3.5%

Loans and receivables
Commercial loans and leases	80,756.3	87,931.6	88,952.9	1.2%	10.1%
Commercial loans and leases	78,186.2	85,032.0	85,805.4	0.9%	9.7%
Interbank & overnight funds	2,570.1	2,899.6	3,147.5	8.6%	22.5%
Consumer loans and leases	36,898.9	42,214.7	43,224.0	2.4%	17.1%
Mortgages and housing leases	11,007.0	13,338.5	13,556.3	1.6%	23.2%
Microcredit loans and leases	382.9	394.5	394.2	-0.1%	3.0%
Total loans and leases operations and receivables portfolio	129,045.1	143,879.2	146,127.5	1.6%	13.2%
Allowance for impairment of loans and receivables	(3,413.6)	(3,814.7)	(3,840.8)	0.7%	12.5%
Total loans and receivables, net	125,631.6	140,064.6	142,286.7	1.6%	13.3%

Other accounts receivable	1,980.6	3,428.4	3,243.9	-5.4%	63.8%
Hedging derivatives	41.4	362.7	422.2	16.4%	N.A.
Non-current assets held for sale	241.2	154.6	156.7	1.3%	-35.0%
Investments in associates and joint ventures	920.8	875.8	1,009.7	15.3%	9.7%

Own-use property, plant and equipment, net	5,340.1	5,774.6	5,903.2	2.2%	10.5%
Investment properties	371.0	550.6	560.4	1.8%	51.0%
Biological assets	215.0	246.8	266.3	7.9%	23.9%
Tangible assets	5,926.1	6,572.0	6,729.9	2.4%	13.6%

Goodwill	6,191.1	6,825.9	6,696.6	-1.9%	8.2%
Concession arrangements rights	1,898.3	2,453.3	2,415.1	-1.6%	27.2%
Other intangible assets	452.9	635.5	688.3	8.3%	52.0%
Intangible assets	8,542.2	9,914.7	9,799.9	-1.2%	14.7%

Current	997.0	476.3	847.6	77.9%	-15.0%
Deferred	446.9	635.2	332.0	-47.7%	-25.7%
Income tax assets	1,443.9	1,111.5	1,179.6	6.1%	-18.3%

Other assets	519.2	503.7	574.0	13.9%	10.6%
Total assets	193,916.3	214,872.2	215,686.2	0.4%	11.2%

Derivative instruments held for trading	860.4	1,164.0	910.0	-21.8%	5.8%
Total financial liabilities at fair value	860.4	1,164.0	910.0	-21.8%	5.8%

Deposits from clients at amortized cost	122,541.8	136,882.7	137,016.2	0.1%	11.8%
Checking accounts	28,262.1	32,795.3	30,056.9	-8.4%	6.4%
Time deposits	47,181.8	53,545.9	55,425.5	3.5%	17.5%
Savings deposits	46,786.9	50,169.7	51,114.9	1.9%	9.3%
Other deposits	310.9	371.8	418.8	12.7%	34.7%
Financial obligations	37,932.3	41,667.6	42,482.9	2.0%	12.0%
Interbank borrowings and overnight funds	9,221.1	9,268.8	8,702.2	-6.1%	-5.6%
Borrowings from banks and others	13,793.4	16,561.9	16,540.5	-0.1%	19.9%
Bonds	14,917.8	15,836.9	17,240.2	8.9%	15.6%
Borrowings from development entities	2,172.0	2,623.4	2,739.4	4.4%	26.1%
Total financial liabilities at amortized cost	162,646.1	181,173.7	182,238.4	0.6%	12.0%

Hedging derivatives	399.7	121.2	90.9	-25.0%	-77.3%

Litigation	193.5	237.5	159.4	-32.9%	-17.6%
Other provisions	814.1	660.8	536.3	-18.8%	-34.1%
Provisions	1,007.6	898.3	695.7	-22.5%	-31.0%

Current	487.9	609.0	716.5	17.6%	46.9%
Deferred	1,365.9	1,245.2	1,276.9	2.5%	-6.5%
Income tax liabilities	1,853.8	1,854.2	1,993.4	7.5%	7.5%
Employee benefits	1,000.2	1,042.7	1,034.4	-0.8%	3.4%
Other liabilities	3,935.4	5,733.0	4,942.0	-13.8%	25.6%
Total liabilities	171,703.1	191,987.1	191,904.8	0.0%	11.8%

Equity attributable to owners of the parent company	14,118.6	14,380.1	15,083.7	4.9%	6.8%
Non-controlling interests	8,094.6	8,505.0	8,697.7	2.3%	7.5%
Total equity	22,213.2	22,885.1	23,781.4	3.9%	7.1%

Total liabilities and equity	193,916.3	214,872.2	215,686.2	0.4%	11.2%

16

Report of 2Q2016 consolidated results Information reported in Ps billions and under IFRS

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under Full IFRS

Financial Statements Under Full IFRS

Information in Ps. Billions

Consolidated Statement of income	YTD 2015	YTD 2016	Δ	2Q15	1Q16	2Q16	Δ
			2016 vs. 2015				2Q16 vs. 1Q16	2Q16 vs. 2Q15
Interest income
Loan portfolio interest	6,071.0	7,951.3	31.0%	3,118.0	3,902.6	4,048.7	3.7%	29.9%
Interests on investments in debt securities	509.1	468.9	-7.9%	245.2	262.7	206.2	-21.5%	-15.9%
Total interest income	6,580.1	8,420.2	28.0%	3,363.2	4,165.3	4,254.9	2.2%	26.5%

Interest expense
Checking accounts	90.3	135.8	50.4%	43.1	66.7	69.1	3.6%	60.4%
Time deposits	1,044.1	1,548.9	48.3%	534.1	721.2	827.6	14.8%	54.9%
Savings deposits	646.7	980.6	51.6%	339.1	457.1	523.5	14.5%	54.4%
Total interest expenses on deposits	1,781.1	2,665.3	49.6%	916.3	1,245.0	1,420.3	14.1%	55.0%

Borrowings	821.4	1,135.3	38.2%	424.7	554.8	580.5	4.6%	36.7%
Interbank borrowings and overnight funds	136.3	316.7	132.4%	76.6	149.1	167.6	12.4%	118.8%
Borrowings from banks and others	186.4	255.7	37.2%	92.4	122.5	133.2	8.8%	44.2%
Bonds	498.8	562.9	12.9%	255.7	283.3	279.6	-1.3%	9.3%
Borrowings from development entities	58.0	104.1	79.5%	29.6	48.2	55.9	16.0%	88.8%
Total interest expense	2,660.5	3,904.7	46.8%	1,370.7	1,848.1	2,056.7	11.3%	50.0%
Net interest income	3,919.6	4,515.5	15.2%	1,992.4	2,317.2	2,198.3	-5.1%	10.3%

Impairment loss on financial assets
Impairment loss on loans and accounts receivable	1,003.0	1,446.6	44.2%	542.7	718.5	728.1	1.3%	34.2%
Recovery of charged-off assets	(101.5)	(110.6)	9.0%	(53.3)	(49.7)	(61.0)	22.8%	14.5%
Impairment loss on other financial assets	12.7	78.3	N.A.	5.1	1.2	77.1	N.A.	N.A.
Impairment loss on financial assets, net	914.2	1,414.3	54.7%	494.5	670.1	744.2	11.1%	50.5%
Net interest income, after impairment loss on financial assets	3,005.4	3,101.2	3.2%	1,497.9	1,647.2	1,454.1	-11.7%	-2.9%

Income from commissions and fees
Banking fees (1)	1,413.6	1,802.7	27.5%	713.6	905.7	897.1	-0.9%	25.7%
Trust activities	115.7	75.0	-35.2%	59.6	34.5	40.5	17.6%	-32.0%
Pension and severance fund management	393.2	419.9	6.8%	194.4	213.5	206.4	-3.3%	6.2%
Bonded warehouse services	80.8	89.4	10.6%	41.1	41.9	47.5	13.4%	15.5%
Total income from commissions and fees	2,003.3	2,387.1	19.2%	1,008.7	1,195.6	1,191.5	-0.3%	18.1%
Expenses for commissions and fees	283.1	293.8	3.8%	141.9	145.3	148.5	2.2%	4.6%
Net income from commissions and fees	1,720.2	2,093.3	21.7%	866.8	1,050.3	1,043.0	-0.7%	20.3%

Net trading income	204.3	333.8	63.3%	163.8	132.8	201.0	51.4%	22.7%
Net income from financial instruments designated at fair value	76.5	87.0	13.6%	38.3	41.7	45.3	8.6%	18.4%

Other income (expense)
Foreign exchange gains (losses), net	180.8	397.2	119.7%	32.1	200.9	196.2	-2.3%	N.A.
Net gain on sale of investments	57.3	186.6	N.A.	22.3	147.8	38.8	-73.7%	74.4%
Gain on the sale of non-current assets held for sale	18.0	19.5	8.3%	14.1	2.5	17.0	N.A.	20.0%
Income from non-consolidated investments (2)	126.6	167.8	32.6%	102.1	86.2	81.6	-5.4%	-20.1%
Income from non-financial sector, net	382.4	425.9	11.4%	190.1	212.9	213.0	0.0%	12.0%
Other operating income	368.9	253.8	-31.2%	167.9	102.3	151.5	48.1%	-9.8%
Total other income (expense)	1,134.0	1,450.8	27.9%	528.6	752.7	698.1	-7.3%	32.1%

Other expenses
Loss on the sale of non-current assets held for sale	(0.0)	3.7	N.A	(0.0)	0.4	3.3	N.A.	N.A
Personnel expenses	1,440.2	1,740.8	20.9%	727.0	877.0	863.9	-1.5%	18.8%
General and administrative expenses	1,924.3	2,278.9	18.4%	853.7	1,237.8	1,041.1	-15.9%	22.0%
Depreciation and amortization	226.1	212.2	-6.2%	111.2	107.3	104.9	-2.3%	-5.7%
Other operating expenses	91.2	77.3	-15.2%	42.2	32.6	44.7	37.2%	6.0%
Total other expenses	3,681.7	4,313.0	17.1%	1,734.0	2,255.1	2,057.9	-8.7%	18.7%

Income before income tax expense	2,458.8	2,753.1	12.0%	1,361.4	1,369.5	1,383.6	1.0%	1.6%
Income tax expense	898.8	1,043.2	16.1%	420.2	573.9	469.3	-18.2%	11.7%
Income from continued operations	1,560.0	1,709.8	9.6%	941.1	795.6	914.2	14.9%	-2.9%
Income from discontinued operations	-	-	-	-	-	-	-	-
Net income before non-controlling interest	1,560.0	1,709.8	9.6%	941.1	795.6	914.2	14.9%	-2.9%
Non-controlling interest	656.8	642.3	-2.2%	372.2	329.2	313.1	-4.9%	-15.9%
Net income attributable to the owners of the parent company	903.1	1,067.5	18.2%	569.0	466.4	601.1	28.9%	5.6%

(1)Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2)Includes equity method and dividends

17

Item 2

1 IFRS 2Q16 Consolidated Earnings Results

Disclaimer

Grupo Aval Acciones y Valores S.A. ("Grupo Aval") is an issuer of securities in Colombia and in the United States, registered with Colombia's National Registry of Shares and Issuers (Registro Nacional de Valores y Emisores) and the United States Securities and Exchange Commission ("SEC"). As such, it is subject to the control of the Superintendency of Finance and compliance with applicable U.S. securities regulation as a "foreign private issuer" under Rule 405 of the U.S. Securities Act of 1933. Grupo Aval is a not a financial institution and is not supervised or regulated as a financial institution in Colombia.

As an issuer of securities in Colombia, Grupo Aval is required to comply with periodic reporting requirements and corporate governance, however, it is not regulated as a financial institution or as a holding company of banking subsidiaries and, thus, is not required to comply with capital adequacy regulations applicable to banks and other financial institutions. All of our banking subsidiaries, Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Porvenir and Corficolombiana, are subject to inspection and surveillance as financial institutions by the Superintendency of Finance.

Although we are not a financial institution, until December 31, 2014 we prepared the unaudited consolidated financial information included in our quarterly reports in accordance with the regulations of the Superintendency of Finance for financial institutions and generally accepted accounting principles for banks to operate in Colombia, also known as Colombian Banking GAAP because we believe that presentation on that basis most appropriately reflected our activities as a holding company of a group of banks and other financial institutions.

However, in 2009 the Colombian Congress enacted Law 1314 establishing the implementation of IFRS in Colombia. As a result, since January 1, 2015 financial entities and Colombian issuers of publicly traded securities such as Grupo Aval must prepare financial statements in accordance with IFRS. IFRS as applicable under Colombian regulations differs in certain aspects from IFRS as currently issued by the IASB.
The unaudited consolidated financial information included in this document is presented in accordance with IFRS as currently issued by the IASB. Details of the calculations of non-GAAP measures such as ROAA and ROAE, among others, are explained when required in this report.

Because of our recent migration to IFRS and recent implementation of IFRS accounting principles, the unaudited consolidated financial information for the first and second quarter 2016, and the comparative information for the relevant unaudited consolidated periods of 2015 presented herein, may be subject to further amendments.

This report may include forward-looking statements, which actual results may vary from those stated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risks factors as evidenced in our Form 20-F available at the SEC webpage. Recipients of this document are responsible for the assessment and use of the information provided herein. Grupo Aval will not have any obligation to update the information herein and shall not be responsible for any decision taken by investors in connection with this document. The content of this document and the unaudited figures included herein are not intended to provide full disclosure on Grupo Aval or its affiliates.

When applicable, in this document we refer to billions as thousands of millions.

2

3 The following are the main highlights of our 2Q2016 results under IFRS: (1/2) • Attributable Net Income for the quarter was 601.1 billion pesos or 27 pesos per share, showing a 6% increase versus the comparable 2Q2015 result of 569.0 billion pesos or 26 pesos per share. • Total net loan portfolio grew by 13.3% in the last twelve months and by 1.6% in the quarter. In absence of exchange rate movements of the period, the net loan portfolio would have grown by 2.4% in the quarter. • Deposits grew by 11.8% in the last twelve months and by 0.1% in the quarter. In absence of exchange rate movements of the period, the deposits would have grown by 0.8% in the quarter. • The ratio of Deposits to Net Loans closed at 0.96x in June 30, 2016. • In line with a continued increase in the DTF rate following several increases in the Central Bank discount rate, average yield on loans has increased by 140 basis points in the last twelve months and 41 basis points between 1Q2016 and 2Q2016 closing at 11.3% for this quarter. Cost of funds, on the other hand, increased by 110 basis points in the last twelve months and 47 bps in the quarter closing at 4.5%. Therefore, the spread between average yield on loans and average cost of funds has expanded by 30 basis points in the last twelve months. • NIM on loans was 6.5% for the quarter showing a slight increase versus the NIM on loans twelve months back and in line with this ratio for 1Q2016. NIM on total investments was 0.8%, in line with this ratio during 2Q2015 and 50 basis points less than the 1.3% reported in 1Q2016. Total NIM was 5.6% in 2Q2016 showing a 30 basis points increase versus this same number during 1Q2015 and a slight decrease versus the Total NIM of 5.7% in 1Q2016. Highlights

4 The following are the main highlights of our 2Q2016 results under IFRS: (2/2 ) • Cost of risk for 2Q2016 was 2.1% before recoveries of provisions and 1.9% after recoveries of allowances for loan losses. These ratios were affected by significant non - recurrent provisions made during the quarter and by the decrease in the size of the loan portfolio, which was mainly caused by F/X effects. In absence of non - recurrent provisions, cost of risk before recoveries would have been 1.9% and 1.7% after recoveries of allowances for loan losses. • Our consolidated efficiency ratio, measured as cost to income, was 47.2% for the quarter, in line with our expected efficiency for this year, 100 basis points better than our efficiency for FY2015 and similar to our FY2014 efficiency. Despite a moderate growth in operating expenses during 2Q2016 , the ratio shows a deterioration versus 1Q2016 driven mainly by a decrease in Net Interest Income. • As of June 30, 2016, all our banks will show Tier 1 capital ratios in excess of 9.35% and as high as 10.1%. Banco de Bogota is shown on an actual and pro - forma basis as this Tier 1 ratio will be materialized after the bank holds its shareholders’ meeting on September 13, 2016 in which it will capitalize a substantial portion of its 1S 2016 earnings including a $2.2 trillion non - recurrent gain from the deconsolidation of Corficolombiana . • During 2Q2016, our return on average assets was 1.7%, and our return on average equity was 16.3%. • Since June 30 th , 2016 Grupo Aval controls and directly consolidates Corficolombiana . Highlights

5 GDP Growth Expectations (%) Source: Bloomberg Consensus Source : DANE. Unemployment (%) Current Account balance (USD mm) Source : Banrep and DANE . 2.3 2.8 3.3 3.8 4.3 4.8 Jan-15 Feb-15 Mar-15 Apr-15 May-15 Jun-15 Jul-15 Aug-15 Sep-15 Oct-15 Nov-15 Dec-15 Jan-16 Feb-16 Mar-16 Apr-16 May-16 Jun-16 Jul-16 Aug-16 2016E 2017E 2.3 3.0 11.1% 9.8% 9.6% 8.4% 8.7% 8.6% 12.7% 11.5% 10.9% 9.9% 9.3% 8.8% 9.8% 2010 2011 2012 2013 2014 2015 2016 Unemployment as of December for each period Unemployment as of July for each period Macroeconomic context - Colombia - 3.1% - 4.5% - 4.3% - 5.0% - 6.7% - 7.0% - 5.4% - 7.7% - 5.6% - 5.6% - 5.3% -9.0% -8.0% -7.0% -6.0% -5.0% -4.0% -3.0% -2.0% -1.0% 0.0% - 2,000 4,000 6,000 8,000 10,000 12,000 14,000 16,000 18,000 dic.-13 mar.-14 jun.-14 sep.-14 dic.-14 mar.-15 jun.-15 sep.-15 dic.-15 mar.-16 jun.-16 Exports Imports Current Account Deficit/GDP

6 4.50% 7.75% 7.24% 4.0% 5.0% 6.0% 7.0% 8.0% Dec-14 Feb-15 Apr-15 Jun-15 Aug-15 Oct-15 Dec-15 Feb-16 Apr-16 Jun-16 Aug-16 Colombian Central Bank's Interest Rate (EoP) DTF (1) Inflation (%) Source: DANE Source : Banrep . (1) End of period DTF rate . Source: Banrep and DANE Central Bank’s Monetary Policy 3.73 3.20 2.44 2.16 1.94 2.93 3.66 4.42 6.77 8.60 1.5 2.5 3.5 4.5 5.5 6.5 7.5 8.5 9.5 Dec-11 Jun-12 Dec-12 Jun-13 Dec-13 Jun-14 Dec-14 Jun-15 Dec-15 Jun-16 12-month inflation Lower target range Upper target range GDP Growth 2015: 3.1 % Macroeconomic context - Colombia a Jul - 16: 8.97% 2.0% 8.97% 7.75% 2% 3% 4% 5% 6% 7% 8% 9% 10% 2014 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 Aug-16 Real GDP growth Inflation Colombian Central Bank's Interest Rate

7 Source: Bloomberg Source: Bloomberg. ( 100=Jan 31, 2015) Colombian Peso Exchange Rate COP vs Emerging markets’ currencies Colombian Peso vs WTI US$/barrel 2Q15 1Q16 2Q16 2Q16 vs. 1Q15 2Q16 vs. 2Q15 Average 2,496.45 3,263.49 2,993.00 - 8.3% 19.9% End of period 2,598.68 3,000.63 2,919.01 - 2.7% 12.3% 1,700 2,200 2,700 3,200 3,700 20 40 60 80 100 120 Jan-15 Feb-15 Mar-15 Apr-15 May-15 Jun-15 Jul-15 Aug-15 Sep-15 Oct-15 Nov-15 Dec-15 Jan-16 Feb-16 Mar-16 Apr-16 May-16 Jun-16 Jul-16 Aug-16 WTI (US$ - Lhs) COP Exchange Rate 90 110 130 150 170 Jan-15 Feb-15 Mar-15 Apr-15 May-15 Jun-15 Jul-15 Aug-15 Sep-15 Oct-15 Nov-15 Dec-15 Jan-16 Feb-16 Mar-16 Apr-16 May-16 Jun-16 Jul-16 Aug-16 Colombian Peso Brazilian Real Mexican Peso Chilean Peso Peruvian Nuevo Sol Turkish Lira South African Rand Macroeconomic context - Colombia a

8 3.9% 6.8% 4.0% 4.1% 3.5% 3.1% 1.7% 4.3% 6.4% 4.3% 4.3% 3.9% 3.7% 2.5% Central America Panama Nicaragua Costa Rica Guatemala Honduras El Salvador Real GDP CAGR ’13 - ’16E Real GDP CAGR ’15 - ’18E Macroeconomic context – Central America 1.0 2.0 3.0 4.0 5.0 6.0 7.0 8.0 9.0 10.0 Jan-10 May-10 Sep-10 Jan-11 May-11 Sep-11 Jan-12 May-12 Sep-12 Jan-13 May-13 Sep-13 Jan-14 May-14 Sep-14 Jan-15 May-15 Sep-15 Jan-16 May-16 CR GU HO 1.75 3.00 5.50 11.5% 13.8% 8.5% 13.8% 10.2% 14.2% 10.5% Central America Panama Costa Rica El Salvador Guatemala Honduras Nicaragua Source: IMF; (1) Average growth of all the Central American countries Real GDP CAGR Evolution Source: SECMCA, Central Banks, as of September 2015 Oil & gas imports / Total imports (%) Source: SECMCA Central Banks’ Monetary Policies (1)

9 Assets Assets Breakdown Total Assets Figures in Ps. Trillions (1) Foreign operations reflect Central American operations. 193.9 214.9 215.7 2Q15 1Q16 2Q16 2Q16 / 2Q15 = 11.2% 2Q16 / 1Q16 = 0.4% 2Q16 / 2Q15 = 7.8% 2Q16 / 1Q16 = 1.2% Growth excl. FX movement of Central American Operations 64.8% 13.2% 1.6% 20.4% Loans and leases Fixed income investments Unconsolidated equity investments Other 64.8% 13.2% 1.6% 20.4% 2Q15 66.0% 11.1% 1.5% 21.4% 2Q16 Colombian operations , 73.9% Foreign (1) , 26.1% Colombian operations , 71.7% Foreign (1) , 28.3% Colombian operations , 72.2% Foreign (1) , 27.8% 65.2% 11.5% 1.6% 21.7% 1Q16

10 Loans Gross loans Gross loans Breakdown Figures in Ps. Trillions % Growth excluding FX movement of Central American Operations 126.5 141.0 143.0 2Q15 1Q16 2Q16 2Q16 / 2Q15 = 13.1% 2Q16 / 1Q16 = 1.4% 2Q16 / 2Q15 = 9.7% 2Q16 / 1Q16 = 2.2% Growth excl. FX movement of Central American Operations 61.8% 60.3% 60.0% 29.2% 29.9% 30.2% 8.7% 9.5% 9.5% 0.3% 0.3% 0.3% Commercial Consumer Mortgages Microcredit 9.7% 17.1% 23.2% 3.0% 7.5% 12.8% 14.4% 3.0% 2Q16 / 2Q15 2Q15 1Q16 2Q16 126.5 141.0 143.0 Gross loans

11 Loan portfolio quality 0.6x 0.9x 1.1x 2Q15 1Q16 2Q16 Charge offs / Average NPLs 2.7% 2.7% 2.7% 1.6x 1.5x 1.6x 1.1x 1.0x 1.0x 2Q15 1Q16 2Q16 Allowances / NPLs Allowance / 30+ PDLs Allowances / Total loans 2.6% 2.7% 2.8% 1.7% 1.8% 1.7% 2Q15 1Q16 2Q16 30 days PDLs / Total loans NPLs / Total loans 1.8% 2.0% 2.1% 1.6% 1.9% 1.9% 2Q15 1Q16 2Q16 Impairment loss / Average loans Impairment loss (net of recoveries of charged-off assets) / Average loans 0.9x excluding non - recurring charge - offs (1) 30 days PDLs and NPLs exclude interest account receivables. (2) NPL defined as microcredit loans more than 30 days past due, consumer more than 60 days past due, mortgage more than 120 days past due and commercial loans more than 90 days past due (1) 30 days PDLs and NPLs exclude interest account receivables. (1)(2) (1)(2) (1)(2) (1) (1)

12 Loan portfolio quality 2Q15 1Q16 2Q16 2Q15 1Q16 2Q16 Commercial 1.8% 2.0% 2.1% 1.3% 1.4% 1.3% Consumer 4.1% 4.1% 4.1% 2.8% 2.7% 2.7% Mortgages 2.8% 2.9% 2.7% 1.2% 1.2% 1.1% Microcredit 10.1% 10.1% 10.5% 10.1% 10.1% 10.5% Total loans 2.6% 2.7% 2.8% 1.7% 1.8% 1.7% Past due loans (1)(*) Non-performing loans (2)(*) (1) Past Due Loans + 30 / Total Loans. (2) NPL defined as microcredit loans more than 30 days past due, consumer and financial leases more than 60 days past due, mortgage more tan 120 days past due and commercial loans more than 90 days past due . (*) PDL + 30 days: including interest account receivables, is 2.9% for 2Q15, 3.0% for 1Q16 and 2.9% for 2Q16 (*) NPLs: including interest account receivables, is 1.8% for 2Q15, 2.0% for 1Q16 and 1.9% for 2Q16

13 Funding Figures in Ps. Trillions 2Q15 1Q16 2Q16 Others 0.3% 0.3% 0.3% Time deposits 38.5% 39.1% 40.5% Checking accounts 23.1% 24.0% 21.9% Savings accounts 38.2% 36.7% 37.3% Total Deposits 2Q16 / 2Q15 = 11.8% 2Q16 / 1Q16 = 0.1% 122.5 136.9 137.0 Deposit composition 2Q16 / 2Q15 = 8.5% 2Q16 / 1Q16 = 0.9% Growth excl. FX movement of Central American Operations 2Q15 1Q16 2Q16 Interbank borrowings 5.7% 5.1% 4.8% Long term bonds 9.2% 8.7% 9.5% Banks and others 9.8% 10.6% 10.6% Deposits 75.3% 75.6% 75.2% Total Funding 162.6 181.2 182.2 Funding composition 2Q16 / 2Q15 = 12.0% 2Q16 / 1Q16 = 0.6% 2Q16 / 2Q15 = 8.6% 2Q16 / 1Q16 = 1.4% Growth excl. FX movement of Central American Operations 0.98x 0.98x 0.96x 2Q15 1Q16 2Q16 Deposits / Net loans (%)

14 Capital Attributable Shareholders Equity Attributable Equity + Minority Interest Figures in Ps. Trillions Consolidated Capital Adequacy of our Banks (%) 2Q15 1Q16 2Q16 Minority interest 8.1 8.5 8.7 Attributable equity 14.1 14.4 15.1 Attributable Equity + Minority Interest 2Q16 / 2Q15 = 7.1% 2Q16 / 1Q16 = 3.9% 22.2 22.9 23.8 14.1 14.4 15.1 2Q15 1Q16 2Q16 Attributable Shareholders Equity 2Q16 / 1Q16 = 4.9% 2Q16 / 2Q15 = 6.8% Total Equity / Assets Tangible capital ratio (1) 11.5% 10.7% 11.0% 8.3% 7.4% 7.9% 2Q151Q162Q162Q16 (2) 2Q151Q162Q16 2Q151Q162Q16 2Q151Q162Q16 Primary capital (Tier 1) 7.8 10.0 6.8 9.3 10.4 9.9 9.8 10.5 10.7 9.4 10.1 10.2 10.1 Solvency Ratio 11.1 13.7 13.0 14.3 12.4 11.2 12.4 12.0 11.4 9.7 10.7 10.7 11.2 (1) Tangible Capital Ratio is calculated as Total Equity minus Goodwill and other Intangibles divided by Total Assets minus Goodwill and o the r Intangibles. (2) Reflects an estimation on Banco de Bogotá’s pro - forma solvency ratio after the general shareholders meeting approves the capital ization of the extraordinary $2.2 trillion gain derived from the deconsolidation of Corficolombiana plus the capitalization of at least 50% of the recurring net income of the first semester of 2016.

15 NIM – Net Interest Margin 5.3% 5.7% 5.6% 2Q15 1Q16 2Q16 3.4% 4.1% 4.5% Avg.cost of total funds 6.4% 6.5% 6.5% 2Q15 1Q16 2Q16 9.9% 10.9% 11.3% Avg. yield on loans 0.9% 1.3% 0.8% 2Q15 1Q16 2Q16 4.4% 5.7% 5.6% Avg. yield on fixed income (1) Net Interest Income and Net Interest Margin: Includes net interest income plus net trading income from investment securities held for trading through profit or loss divided by total average interest - earning assets. (2) When excluding the non - interest bearing funding the average cost of funds would have been 3.7% for 2Q15, 4.5% for 1Q16 and 4.9% for 2Q16. (3) Loans Interest Margin: Net Interest Income on Loans to Average loans and financial leases. (4) Net Fixed Income Margin: Net Interest income on fixed income securities, net trading income from equity and fixed income investment securities held for trading through profit and on interbank and overnight funds to Average securities and Interbank and overnight funds. Net Interest Margin (1) Loans Interest Margin (3) Net Investments Margin (4) 2Q15 1Q16 2Q16 2Q16 / 2Q15 2Q16 / 1Q16 2.0 2.4 2.4 16.7% -1.1% Net interest income (1) (trillions) (2)

16 Fees and other operating income Figures in Ps. Billions (1) Includes income from trading and hedging derivatives reflected as part of the net trading income on the Statement of Profit or Loss. (2) Includes equity method income, dividend income and other income . 2Q15 1Q16 2Q16 Income from non-financial sector, net 190.1 212.9 213.0 Net income from financial instruments designated at fair value 38.3 41.7 45.3 Derivatives and foreign exchange gains (losses), net (1) 156.3 251.2 223.2 Income from non-consolidated investments and other (2) 306.4 338.9 288.9 Total other operating income 691.1 844.6 770.4 Other operating income 70.7% 75.8% 75.3% 5.9% 2.9% 3.4% 19.3% 17.9% 17.3% 4.1% 3.5% 4.0% 2Q15 1Q16 2Q16 Gross Fee income Banking fees Fiduciary activities Pension fees Other 1,008.7 1,195.6 1,191.5 2Q16 / 1Q16 = - 0.3% 2Q16 / 2Q15 = 18.1% 2Q16 / 2Q15 = 10.8% 2Q16 / 1Q16 = 3.2% Growth excl. FX movement of Central American Operations

17 Efficiency ratio 46.2% 44.1% 47.2% 2Q15 1Q16 2Q16 3.3% 3.4% 3.5% 2Q15 1Q16 2Q16 Efficiency Ratio is calculated as personnel plus administrative and other expenses divided by net interest income plus net trading income, other income and fees and other services income, net ( e xcluding others). Operating expenses / Total Income Operating expenses / Average Assets Efficiency Ratio is calculated as annualized personnel plus administrative and other expenses divided by average of total assets. (1) Efficiency for 1Q16 was calculated excluding the effect of Ps 267.7 billion of wealth tax paid during each period, respectively. When included, efficiency would have been 50.4 % and 3.9% as calculated relative to Grupo Aval’s assets. (1) (1)

18 Profitability Figures excluding wealth tax (1) ROAA for each quarter is calculated as annualized Net Income divided by average of total assets . ROAA for 1Q16 excludes the effect of Ps 267.7 billion of wealth tax paid during the period . (2) ROAE for each quarter is calculated as annualized Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity. ROAE for 1Q16 excludes the effect of Ps 178.9 billion of attributable wealth tax paid during the period . Figures in Ps. Billions 569.0 466.4 601.1 2Q15 1Q16 2Q16 Net income attributable to controlling interest $25.5 $20.9 $27.0 EPS 22,281 22,281 22,281 Shares outstanding (MM Avg) $29.0 645.3 X.X 2.0% 1.5% 1.7% 2Q15 1Q16 2Q16 ROAA (1) 2.0% 16.6% 12.9% 16.3% 2Q15 1Q16 2Q16 ROAE (2) 17.8%

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 6, 2016

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel